Katapult Holdings, Inc.
5204 Tennyson Parkway, Suite 500
Plano, TX 75204

August 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Scott Anderegg
Mara Ransom

Re:	Katapult Holdings, Inc.

Withdrawal of Acceleration Request for Registration Statement on Form S-1

Filed June 30, 2021, as amended

File No. 333-257583

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on August 5, 2021, in which we requested the acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-25753) (the “Registration Statement”) of Katapult Holdings, Inc. to 4:00 P.M. ET on August 9, 2021 or as soon as practicable thereafter, pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please contact Andrew P. Gilbert, of DLA Piper LLP (US), counsel to the Company, at (973) 520-2550, with any questions you may have concerning this request.

Sincerely,

/s/ Orlando Zayas
Orlando Zayas